Exhibit 99.1

PolyPid Announces the Addition of Dr. Nurit Tweezer-Zaks to its Board of Directors

Biopharmaceutical Industry Veteran Nurit Tweezer-Zaks, M.D., M.B.A. Appointed to Board Following Retirement of Anat Tsour Segal

PETACH TIKVA, Israel, November 7, 2023 (GLOBE NEWSWIRE) – PolyPid Ltd. (Nasdaq: PYPD) (“PolyPid” or the “Company”), a late-stage biopharma company aiming to improve surgical outcomes, today announced the appointment of Nurit Tweezer-Zaks, M.D., M.B.A, to its Board of Directors, effective November 6, 2023, following the retirement of Anat Tsour Segal. Dr. Tweezer-Zaks is a biopharmaceutical industry veteran with extensive executive business development, clinical, and R&D expertise. She is an experienced sector investor and was a practicing physician for nearly 15 years.

“We are thrilled to welcome Dr. Tweezer-Zaks to the PolyPid Board. She has had a distinguished career as a practicing physician, biopharmaceutical industry executive and sector investor,” said Jacob Harel, PolyPid’s Chairman. “We look forward to leveraging Dr. Tweezer-Zaks’ vast expertise across the business development, clinical, R&D, and financial functions as we approach critical clinical and regulatory milestones, as well as potential commercialization, of our late-stage product candidate, D-PLEX100 for the prevention of surgical site infections (“SSIs”). I would also like to thank Anat for her distinguished service and counsel as a member of PolyPid’s Board since April 2008. She has been instrumental in the Company’s evolution to a fully integrated biopharmaceutical company.”

Dr. Tweezer-Zaks said, “I am excited to be joining the PolyPid Board at this important time for the company. I believe that D-PLEX100 has the potential to significantly improve patient surgical outcomes and reduce the substantial burden on the healthcare system that SSIs pose. I look forward to working collaboratively with the Board and the management team to best position PolyPid for success as we approach potential approval and commercialization.”

Anat Tsour Segal said, “I feel privileged and honored to have served PolyPid for the past 15 years from its very inception. PolyPid brings a transformational and vital technology to the world, that has the potential to make a real difference in the prevention of post-surgical infections as well as in other areas where slow, local, controlled drug delivery is effective. I wish to thank the Board and the team for 15 wonderful years, and I wish the Company much success.”

Dr. Tweezer-Zaks currently serves as Chief Executive Officer of MediCane Health, a fully-integrated global medical cannabis company. Previously, Dr. Tweezer-Zaks served in increasingly senior positions at aMOON, a leading Israel-based life sciences-focused venture capital investor. In her most recent role as Chief Medical Officer at aMOON, she managed the internal and external interfaces across the fund between investors, portfolio companies, and investment teams, and provided professional input to the investment committee. Prior to this, Dr. Tweezer-Zaks held increasingly senior positions at Sanofi. In her most recent role at Sanofi, she served as Global Established Products Medical Lead – Strategic Decision for Portfolio Enhancement. In this role Dr. Tweezer-Zaks focused on life cycle management of portfolio products. She began her career as a practicing internal medicine physician at Sheba Medical Center in Israel.

Dr. Tweezer-Zaks has authored numerous scientific publications. She holds M.D. and B.S. degrees from Ben-Gurion University School of Medicine in Beer Sheva, Israel, and earned an M.B.A. from the Kellogg-Recanati International Executive MBA Program, a global partnership program between Northwestern University’s Kellogg School of Management in Evanston, IL, and Tel Aviv University’s Recanati Graduate School of Business Administration in Israel.

About D-PLEX100

D-PLEX100, PolyPid’s lead product candidate, is designed to provide local prolonged and controlled anti-bacterial activity directly at the surgical site to prevent SSIs. Following the administration of D-PLEX100 into the surgical site, the PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients, enabling a prolonged and continuous release of the broad-spectrum antibiotic doxycycline, resulting in a high local concentration of the drug for a period of 30 days for the prevention of SSIs, with additional potential to prevent SSIs caused by antibiotic-resistant bacteria at the surgical site. D-PLEX100 received Breakthrough Therapy Designation from the U.S. Food and Drug Administration for the prevention of SSIs in patients undergoing elective colorectal surgery. D-PLEX100  is currently in Phase 3 SHIELD II trial for the prevention of surgical site infections in patients undergoing open abdominal colorectal surgery with large incisions.

About PolyPid

PolyPid Ltd. (Nasdaq: PYPD) is a late-stage biopharma company aiming to improve surgical outcomes. Through locally administered, controlled, prolonged-release therapeutics, PolyPid’s proprietary PLEX (Polymer-Lipid Encapsulation matriX) technology pairs with Active Pharmaceutical Ingredients (APIs), enabling precise delivery of drugs at optimal release rates over durations ranging from several days to months. PolyPid’s lead product candidate D-PLEX100 is in Phase 3 clinical trial for the prevention of abdominal colorectal surgical site infections. In addition, the Company is currently in preclinical stages to test the efficacy of OncoPLEX for the treatment of solid tumors, beginning with glioblastoma.

For additional Company information, please visit http://www.polypid.com and follow us on Twitter and LinkedIn.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses potential approval and commercializing of D-PLEX100 and D-PLEX100 potential to significantly improve patient surgical outcomes and reduce the substantial burden on the healthcare system that SSIs pose. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. PolyPid is not responsible for the contents of third-party websites.

Contacts:

PolyPid Ltd.
Ori Warshavsky
COO – US
908-858-5995
IR@Polypid.com

Investors:

Brian Ritchie
LifeSci Advisors
212-915-2578
britchie@lifesciadvisors.com

3